Exhibit 99.1

Sky Solar Holdings, Ltd. Reports Fourth Quarter and Full Year 2014 Unaudited Financial Results

HONG KONG — March 17, 2015 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced its financial results for the fourth quarter of 2014 and fiscal year ended December 31, 2014.

Highlights:

•                  Q4 2014 electricity sales of $3.5 million, up 62.1% over Q4 2013

•                  2014 electricity sales revenue of $22.2 million, up 177% over 2013;

•                  Q4 2014 Adjusted EBITDA of negative $1.8 million, 2014 Adjusted EBITDA of $0.6 million;

•                  65.1 MW of IPP assets in operation as of December 31, 2014, compared to 51.8 MW as of September 30, 2014

•                  1.3 GW project in pipeline as of December 31, 2014, including 47.5 MW under construction, 291.2 MW of shovel-ready projects and 1.0 GW of solar parks under development

•                  Net proceeds of $46.1 million raised in its initial public offering

•                  Announced intention to enter the China market

Mr. Weili Su, founder, chairman and chief executive officer of Sky Solar, commented, “We are satisfied with our performance in our first quarter as a publicly-traded company. We have completed our strategic transition to becoming a pure-play IPP.  Excluding the effects of several non-recurring expenses related to our IPO, our financial results demonstrated the superior economics of the IPP model over our legacy EPC and system sales businesses.  Our electricity revenue is recurring and high-margin, creating a strong foundation for us to raise additional capital to realize our extensive project pipeline.  With a solid base of revenue and new growth opportunities in China and South America, among other geographies, we are very optimistic about our prospects in 2015 and beyond.”

Fourth Quarter 2014 Financial Results

Net revenue was $8.2 million, up 31.8% from $6.2 million in the same period in 2013.  Revenue from electricity sales was $3.5 million, up 62.1% from $2.1 million in the same period in 2013, while revenue from solar energy system and other sales was $4.7 million, up 16% from $4.1 million in the same period in 2013.  The growth in revenue from solar energy system and other sales was primarily due to increased sales in Japan.  Electricity sales were impacted by seasonal overcast weather conditions primarily in Europe, which reduced power generation compared to the third quarter of 2014.

The following table shows the Company’s sequential and year-over-year growth in revenue for each type, region and period indicated.

	Q4 2014	Sequential Change	Q3 2014	Year-Over-Year Change	Q4 2013
	(US$ in thousands, except percentages)
Europe	2,961	-43.8%	5,265	6.0%	2,794
Electricity Sales	1,596	-65.0%	4,555	30.4%	1,224
System Sales and Other	1,365	92.3%	710	-13.1%	1,570
Asia	3,404	18.7%	2,867	274.9%	908
Electricity Sales	1,671	-24.4%	2,210	84.0%	908
System Sales and Other	1,733	163.8%	657	—	—
North America	1,801	-16.8%	2,165	-27.8%	2,493
Electricity	190	32.9%	143	—	—
System Sales and Other	1,611	-20.3%	2,022	-35.4%	2,493
Electricity Sales	3,457	-50.0%	6,908	62.1%	2,132
System Sales and Other	4,709	38.9%	3,389	15.9%	4,063

Cost of sales and services was $7.1 million, compared to $2.7 million in the same period in 2013. The increase was primarily due to an increase in depreciation expenses associated with the increase in IPP solar parks in operation.

Gross profit was $1.1 million, down 69.2% from $3.5 million in the same period in 2013. Gross margin was 13.1%, compared to 55.9% in the same period in 2013.

Selling and administrative (“SG&A”) expenses were $49.5 million.  SG&A consisted of ongoing operational expenses of $5.5 million, an impairment loss of $0.3 million on expired permits in Canada, and an equity incentive fee expense of $43.7 million.  The equity incentive fee expense was recorded upon completion of the Company’s IPO and represents share-based compensation to Mr. Su for services rendered prior to the IPO.  This expense is non-cash and was earned specifically upon completion of the IPO. In addition, since the shares had already been issued to Mr. Su prior to the IPO, the expense did not have impact on the consolidated statements of equity.

Operating loss was $48.1 million, compared to an operating loss of $25.4 million in the same period in 2013.

Other non-operating expenses were $9.9 million, primarily due to $6.6 million associated with the fair value of the call option issued by Flash Bright, the entity wholly owned by Mr. Su.  The call option was issued for the benefit of the Company to induce the Silent Partners to provide financing. The fair value of the call option amounted to $6.6 million and was recorded as a transaction cost in the fourth quarter of 2014. Given that the credited capital reserve is associated with the expense recorded, the non-cash transaction cost did not have any impact on the company’s consolidated statement of equity. The Company’s non-operating expenses also included $1.7 million of expenses related to the Company’s IPO.

Net loss was $60.0 million, compared to a net loss of $31.2 million in the same period in 2013.

Basic and diluted loss per share were $0.16, compared to basic and diluted loss per share of $0.09 in the same period in 2013. Basic and diluted loss per ADS were $1.31, compared to basic and diluted loss per ADS of $0.73 in the same period in 2013.

Adjusted EBITDA was negative $1.8 million. 1

Full Year 2014 Financial Results

Net revenue was $32.9 million, down 9.8% from $36.5 million in 2013. The decrease reflects the Company’s strategic shift from solar energy system sales to IPP electricity sales during the year, as revenue from solar energy system and other sales decreased 62.4% to $10.7 million from $28.4 million in 2013. This decrease was partially offset by a 176.9% increase in revenue from electricity sales to $22.2 million from $8.0 million in 2013, driven by strong growth in both Europe and Asia.

The following table shows the Company’s growth in revenue for each type, region and period indicated.

	2014	2013	Growth
	(US$ in thousands)
Europe	17,699	25,024	-29.3%
Electricity Sales	14,268	5,552	157.0%
System Sales and Other	3,431	19,472	-82.4%
Asia	10,056	6,862	46.5%
Electricity Sales	7,603	2,468	208.1%
System Sales and Other	2,453	4,394	-44.2%
North America	5,130	4,571	12.2%
Electricity	334	—	—
System Sales and Other	4,796	4,571	4.9%
Electricity Sales	22,205	8,020	176.9%
System Sales and Other	10,680	28,437	-62.4%

1  Adjusted EBITDA is a non-IFRS measure used by the Company to better understand its results.  Adjusted EBITDA for the fourth quarter includes adjustments related Mr. Su’s equity incentive award, the silent partner financing call option valuation, as well as other items.  The Company urges you to study the reconciliation between IFRS net income and adjusted EBITDA provided in this release.

Cost of sales and services was $20.7 million, compared to $29.3 million in 2013. The reduction was primarily due to the Company’s strategic shift away from its solar energy system sales business.

Gross profit was $12.1 million, up 68.9% from $7.2 million in 2013. Gross margin was 36.9%, compared to 19.7% in 2013. The improvement in gross margin was largely due to the Company’s strategic shift toward electricity sales, which offer higher margins than the solar energy system sales business.

Selling and administrative (“SG&A”) expenses were $67.5 million.  SG&A consisted of ongoing operational expenses of $19.9 million, an IPP asset impairment loss of $1.5 million, an impairment on receivables of $2.2 million, and the non-recurring equity incentive fee expense of $43.7 million discussed above.

Operating loss was $49.1 million, compared to an operating loss of $43.4 million in 2013.

Net loss was $71.8 million, compared to a net loss of $53.9 million in 2013.

Basic and diluted loss per share were $0.21, compared to basic and diluted loss per share of $0.16 in 2013. Basic and diluted loss per ADS were $1.66, compared to basic and diluted loss per ADS of $1.28 in 2013.

Adjusted EBITDA was $0.6 million. 2

Pipeline Analysis

As of December 31, 2014, the Company owned and operated 65.1 MW of IPP assets, compared to 51.8 MW at the end of the third quarter, and 43.3 MW at the end of 2013.

2  Adjusted EBITDA is a non-IFRS measure used by the Company to better understand its results.  Adjusted EBITDA for the fourth quarter includes adjustments related Mr. Su’s equity incentive award, the silent partner financing call option valuation, as well as other items.  The Company urges you to study the reconciliation between IFRS net income and adjusted EBITDA provided in this release.

The Company had 47.5 MW of projects under construction at the end of the quarter, an increase of 110% as compared to the 22.6 MW under construction at the end of the third quarter.  The majority of projects under construction are in Japan, where the Company is building 36.5 MW of capacity.  In Uruguay, the Company had 9.4 MW of projects under construction, and in Canada 1.6 MW of projects under construction.

In total, the Company had 1.3 GW of projects in various stages of development, which include the projects under construction described above as well as 291.2 MW of shovel-ready projects and more than 1.0 GW of projects in earlier-stage pipeline.

During the fourth quarter, the Company announced its intention to enter the China market.  The Company is evaluating the acquisition of operating assets that could meaningfully increase its revenue and pipeline.

In addition, in December 2014, the Company announced two key developments in financing for projects in two important growth markets: (i) the approval of a syndicate of loans led by the Inter-American Development Bank that will provide over $50.1 million in debt financing; and (ii) the closing of a CAD3.7 million ($3.2 million) 15-year loan at 5.75% from PNC Bank, representing the first tranche in a CAD21.7 million ($18.7 million) loan financing package.

Balance Sheet and Liquidity

As of December 31, 2014, the Company had cash and cash equivalents of $53.0 million, trade receivables of $20.3 million, and solar park assets of $181.8 million.  Total borrowing was $49.7 million, including $31.7 million of borrowing due within one year.

Initial Public Offering

On November 18, 2014, the Company closed an initial public offering of 6.4 million ADSs, each representing eight ordinary shares, at a price to the public of $8.00 per ADS, which included the purchase of 828,750 ADSs by the underwriters upon exercise in full of their option to purchase additional ADSs. The Company’s net proceeds from the offering were approximately $46.1 million, after deducting underwriting discounts and commission and offering expenses.  The ADSs trade on the NASDAQ Capital Market under the symbol “SKYS.”

Use of Non-IFRS Measures

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA, a non-IFRS financial measure, below. The Company presents this non-IFRS financial measure because it is used by the Company’s management to evaluate its operating performance. The Company also believes that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expenses, interest expenses, impairment losses, IPO expenses and charges of fair value changes of financial liabilities.

The use of the Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside the Company’s other IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2014	2013	2014
	(US$ in thousands)
Net Loss	(31,182)	(60,026)	(53,891)	(71,813)
Income tax expense	1,369	(113)	3,372	910
Depreciation of PPE and IPP solar parks	1,865	2,131	4,678	6,708
Amortization	11	(17)	101	112
Share-based payment charged into profit or loss	1,581	43,666	4,576	43,941
Interest expenses	95	2,089	2,352	3,817
Impairment loss on IPP solar parks	19,081	269	21,645	1,549
Impairment on the receivable provision	3,521	—	3,521	2,200
IPO expenses	(222)	1,770	1,608	3,526
Fair value changes of financial liabilities-FVTPL	—	8,460	—	9,646
Adjusted EBITDA	(3,881)	(1,771)	(12,038)	596

The Company does not consider historical Adjusted EBITDA to be representative of future Adjusted EBITDA, as the Company’s revenue model changed from primarily generating revenue from selling solar energy systems to primarily generating revenue from selling electricity in the fourth quarter of 2013. The Company believes that Adjusted EBITDA is an important measure for evaluating the results of its IPP business.

These measures are not intended to represent or substitute numbers as measured under IFRS. The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Conference Call

Sky Solar will hold a conference call on March 17, 2015 at 8:00 a.m. Eastern Time (8:00 p.m. Hong Kong Time) to discuss the Company’s fourth quarter and full year 2014 results.

Dial-in details for the live conference call are as follows:

International:	+65-6823-2299
United States:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Passcode:	1972766

A simultaneous live webcast will be available on the Investor Relations section of the Company’s website at www.skysolargroup.com.

A telephone replay will be available approximately two hours after the call concludes through March 24, 2015. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
United States:	+1-866-846-0868
Hong Kong:	800-966-697
Passcode:	1972766

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2014, the Company has developed 216 solar parks with an aggregate capacity of 194.7 MW and owned and operated 65.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its final prospectus filed pursuant to Rule 424(b)(4). Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Company: Matthew Yeh IR@skysolarholding.com	Investor Relations: ICR, LLC Gary Dvorchak, CFA Senior Vice President China: +86 (10) 6583-7500 US: +1 (310) 954-1123 gary.dvorchak@icrinc.com

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

(Unaudited)

	3 Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
Revenue:
Electricity generation income	3,457	2,132	22,205	8,020
Solar energy system and other sales	4,709	4,063	10,680	28,437
Total revenue	8,166	6,195	32,885	36,457
Cost of sales and services	(7,098)	(2,731)	(20,747)	(29,270)
Gross profit	1,068	3,464	12,138	7,187
Impairment loss on IPP solar parks	(269)	(19,081)	(1,549)	(21,645)
Impairment loss on receivables	—	(3,521)	(2,200)	(3,521)
Selling expenses	(234)	(405)	(1,160)	(848)
Administrative expenses	(49,025)	(5,798)	(62,618)	(25,030)
Other operating (loss) income	346	(80)	6,293	484
Loss from operations	(48,114)	(25,421)	(49,096)	(43,373)
Finance costs	(2,089)	(95)	(3,817)	(2,352)
Other non-operating expenses	(9,935)	(4,298)	(17,990)	(4,794)
Loss before taxation	(60,138)	(29,814)	(70,903)	(50,519)
Income tax expense	112	(1,368)	(910)	(3,372)
Loss for the period	(60,026)	(31,182)	(71,813)	(53,891)
Other comprehensive expense that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(8,946)	9,911	(11,114)	(352)
Total comprehensive expense for the year	(68,972)	(21,271)	(82,927)	(54,243)

Loss for the year attributable to owners of the Company	(60,026)	(31,092)	(71,914)	(53,801)
Loss profit for the year attributable to non-controlling interests	—	(90)	101	(90)
	(60,026)	(31,182)	(71,813)	(53,891)
Total comprehensive (expense) income attributable to:
Owners of the Company	(68,933)	(21,190)	(82,959)	(54,163)
Non-controlling interests	(39)	(81)	32	(80)
	(68,972)	(21,271)	(82,927)	(54,243)
Loss per share — Basic	(0.16)	(0.09)	(0.21)	(0.16)
Loss per share — Diluted	(0.16)	(0.09)	(0.21)	(0.16)
Loss per ADS — Basic	(1.31)	(0.73)	(1.66)	(1.27)
Loss per ADS — Diluted	(1.31)	(0.73)	(1.66)	(1.27)

Sky Solar Holdings Ltd.

Condensed Consolidated Balance Sheets

USD In Thousands, Except Per Share Amounts

(Unaudited)

	As of December 31,
	2013	2014
Current assets:
Bank balances and cash	9,742	52,993
Restricted cash	2,275	5,438
Amounts due from customers for contract work	1,333	—
Amounts due from related parties	35,121	15,175
Trade and other receivables	66,707	20,321
Inventories	7,683	1,569
	122,861	95,496
Non-current assets:
IPP solar parks	119,506	181,757
Other non-current assets	8,900	13,480
	128,406	195,237
Total assets	251,267	290,733
Current liabilities:
Trade and other payables	57,684	59,514
Amount due to other related parties	21,988	2,148
Amounts due to customers for contract work	1,234	1,193
Tax payable	9,672	5,485
Borrowings	40,075	31,735
	130,653	100,075
Non-current liabilities:
Borrowings	16,400	17,946
Amounts due to other related parties	796	—
Other non-current liabilities	5,314	47,033
	22,510	64,979
Total liabilities	153,163	165,054
Total assets less total liabilities	98,104	125,679
Equity:
Share capital	—	5
Reserves	98,104	125,642
Equity attributable to owners of the Company	98,104	125,647
Non-controlling interests	—	32
Total equity	98,104	125,679
Total liabilities and equity	251,267	290,733